Form 51-102F3

Material Change Report

Item 1.	Name and Address of Reporting Issuer
Crosshair Exploration & Mining Corp. (the “Corporation” or Crosshair”) Suite 1240, 1140 West Pender Street Vancouver, B.C., V6C 4G1
Item 2.	Date of Material Change
December 15, 2009
Item 3.	News Release
A press release announcing the material change referred to in this report were issued through Marketwire on December 15, 2009.
Item 4.	Summary of Material Changes

On December 15, 2009, the Corporation announced the closing of a non-brokered private placement with a single institutional investor of 2,000,000 flow-through shares of the Corporation (“Flow-Through Shares”) at a price of $0.25 per Flow-Through Share for gross proceeds of $500,000 (the “Flow-Through Private Placement”).  Each Flow-Through Share qualifies as a ‘flow-through share” for purposes of the Income Tax Act (Canada).

Item 5.	Full Description of Material Change

On December 15, 2009, the Corporation closed a non-brokered private placement with a single institutional investor of 2,000,000 flow-through shares of the Corporation (“Flow-Through Shares”) at a price of $0.25 per Flow-Through Share for gross proceeds of $500,000 (the “Flow-Through Private Placement”).  Each Flow-Through Share qualifies as a ‘flow-through share” for purposes of the Income Tax Act (Canada).  In connection with the Flow-Through Private Placement the Corporation paid a Finder’s Fee to Axemen Resource Capital, a Limited Market Dealer.

All securities issued pursuant to the Flow-Through Private Placement are subject to a four month hold period.

The funds raised from the Flow-Through Private Placement will be used by the Corporation for exploration expenditures on its Golden Promise Gold Project and for its Central Mineral Belt Vanadium Resource upgrade work, which will constitute Canadian exploration expenditures (as defined in the Income Tax Act (Canada)) and will be renounced for the 2009 taxation year.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
No information has been omitted on the basis that it is confidential information.
Item 8.	Executive Officer
The name and business telephone number of an officer who is knowledgeable about the material change and this report is as follows:
Sheila Paine, Corporate Secretary. Phone: (604) 681-8030 Fax: (604) 681-8039
Item 9.	Date of Report
December 17, 2009.